UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Progressive Training, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74338N 10 7
(CUSIP Number)

Buddy Young
17337 Ventura Boulevard, Suite 305
Encino, California 91316
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  *

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 74338N 10 7

1	NAME OF REPORTING PERSONS Buddy Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See response to Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,005,716
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,005,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 2,280,000 shares of Common Stock outstanding.

SCHEDULE 13D

CUSIP No. 74338N 10 7

1	NAME OF REPORTING PERSONS Rebecca Young
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (See response to Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,005,716
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,005,716
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,716
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 2,280,000 shares of Common Stock outstanding.

Item 1.                 Security and Issuer.

The name of the issuer is Progressive Training, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 901 N. Miami Boulevard, Suite 1, N. Miami Beach, Florida 33162. The class of equity securities to which this statement on Schedule 13D (“Schedule”) relates is the common stock, par value $0.0001 per share, of the Issuer (the “Common Stock”).

Item 2.                 Identity and Background.

(a)-(c):  This Statement is filed by Buddy Young and his wife, Rebecca Young, who are the trustees and settlors under the Young Family Trust (“Trust”). Their business address is 17337 Ventura Boulevard, Suite 305, California 91316. As of March 25, 2008, Buddy Young was the President, Chief Executive Officer, Chief Financial Officer and Chairman of the Issuer and held the same positions with Futura Pictures, Inc.  As of that date, Rebecca Young was not employed.

(d):  During the five years prior to March 25, 2008, neither of the reporting persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e):  During the five years prior to March 25, 2008, neither of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in either of them being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f):  The reporting persons are citizens of the United States.

Item 3.                 Source and Amount of Funds or Other Consideration.

See Item 4 for a description of the reported transaction, which did not involve payment by the reporting persons of any form of consideration.

Item 4.                 Purpose of Transaction.

On May 25, 2008, the Trust received 5,716 shares of Common Stock in connection with a distribution by Dematco, Inc. (“Dematco”) to its shareholders of 750,000 shares of the Issuer previously held by Dematco.

The reporting persons may seek to acquire additional shares of Common Stock and may seek to dispose of some or all of their holdings of Common Stock, although as of May 25, 2008 they had no plans or proposals to do so. Any such acquisition or disposition may be effected in privately negotiated transactions, in the open market, in block transactions, pursuant to underwritten transactions (in the case of dispositions) or otherwise. There can be no assurance that any such acquisition or disposition of shares of the Common Stock would occur or as to the timing or method of any such acquisition or disposition on the open market, through private transactions or otherwise in accordance with applicable law.

Except as described above, as of March 25, 2008 the reporting persons had no current plans or proposals relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The reporting persons continually review and evaluate their respective positions with respect to the Issuer and may at any time reconsider and change their positions and formulate plans or proposals with respect to any such matters.

Item 5.                  Interest in Securities of the Issuer.

(a)-(b):  The aggregate number of shares of Common Stock beneficially owned by each of the reporting persons as of March 25, 2008 was 1,005,716, representing 44.1% of the outstanding shares of Common Stock of the Issuer based on 2,280,000 shares of Common Stock outstanding as of that date. Each of the reporting persons had shared voting and dispositive power as to all such shares.

(c):  Not applicable.

(d)  Except as set forth in this Statement, to the knowledge of the reporting persons, as of March 25, 2008 no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Statement.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Item 2, as of March 25, 2008 there were no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  November 17, 2010

/s/ Buddy Young Buddy Young

/s/ Rebecca Young Rebecca Young